EXHIBIT 99.1

For Immediate Release

CHINA LIFE INSURANCE COMPANY LIMITED

ANNOUNCES 2003 ANNUAL RESULTS

(23 April 2004 – HONG KONG) China Life Insurance Company Limited (“China Life” or the “Company”), (SEHK: 2628 HK; NYSE: LFC US) today announced the consolidated audited results of the Company and its subsidiaries (the “Group”) for the full year ended 31 December 2003.

The restructuring of China Life became legally effective on 30 June, 2003. For accounting purposes, the Company’s historical or “consolidated” numbers include the data from the Company’s predecessor CLIC through 30 September, 2003 and data from China Life for three months from 1 October, 2003 to 31 December, 2003. Pro forma numbers have also been provided for the years ended 31 December, 2002 and 2003 which give an effect to the restructuring as if it had occurred at the start of the year ended 31 December, 2003 or 2002, respectively.

Key Highlights

•	Consolidated total revenues amounted to RMB 78,883 million (RMB 60,442 million on a pro forma basis)

•	Consolidated net loss was RMB 1,428 million (a net profit of RMB 5,857 million on a pro forma basis)

•	Consolidated loss per share was RMB 0.07 (earnings per share of RMB 0.29 on a pro forma basis)

•	The number of sales agents increased from 610,000 in 2002 to 655,000 in 2003

Key Highlights /continued

•	Written premiums maintained strong growth, with gross written premiums and policy fees of the transferred policies and the new premiums and policy fees of policies issued after the restructuring amounting to 52.9 billion, representing an increase of 12.3% compared to 2002

•	In 2003, the solvency ratio significantly improved to 3.95 times the minimum solvency standards from 2.8 times in 2002

•	The Company created a better operational structure by centralising operational data at the provincial level, computerising the management of short term insurance policies, further improving its comprehensive budget control management system and centralizing the administration of funds

•	The Company strengthened its risk management systems through the implementation of a number of operational and business initiatives. In addition, four specialized committees were formed under the Board of Directors to strengthen internal controls, auditing protocols and overall risk management

•	No dividends for 2003 will be declared by the Company

Commenting on the Company’s annual results, Wang Xianzhang, Chairman of the Board and President of China Life Insurance Company Limited, said:

“2003 marked the Company’s transition to a new era in its history. The Company successfully restructured and became the first domestic financial insurance enterprise to be listed on both the New York Stock Exchange and Hong Kong Stock Exchange. After the listing, the Company’s solvency level was strengthened, thus providing room for business expansion. During the year, written premiums continued their growth and profit and earnings, as well as cost efficiency, significantly improved. All in all, the Company fulfilled the promises made to its shareholders and is committed to delivering good corporate governance and increasing transparency. The formation of committees by the Board of Directors signals the Company’s commitment to strengthening internal controls and corporate governance and increasing transparency”.

BUSINESS REVIEW

Net Premiums Earned and Policy Fees

Consolidated actual results

Net premiums earned and policy fees increased by RMB792 million, or 1.2%, to RMB67,216 million in 2003 from RMB66,424 million in 2002. This increase was significantly less than the 2002 increase over 2001 as a result of the effect of the restructuring. The increase reflected growth in net premiums earned from the individual life insurance business and the accident and health insurance business offset in part by a decrease in net premiums earned and policy fees from the group life insurance business.

Pro forma results

Pro forma net premiums earned and policy fees increased by RMB6,059 million, or 13.5%, to RMB50,807 million in 2003 from RMB44,748 million in 2002. This increase was primarily due to increases in net premiums earned and policy fees in the individual life insurance business and health insurance businesses offset in part by a decrease in net premiums earned and policy fees from the group life insurance business.

Net premiums earned from risk-type participating products were RMB13,417 million in 2003, a decrease of RMB1,131 million or 7.8% from RMB14,548 million in 2002. This decrease was primarily due to a shift toward products which are classified as investment product.

Of total pro forma net premiums earned in 2003, RMB4,553 million was attributable to single premium products and RMB32,610 million was attributable to regular premium products (including both first-year and renewal premiums).

Of total pro forma net premiums earned in 2002, RMB8,896 million was attributable to single premium products and RMB25,035 million was attributable to regular premium products.

Individual Life Insurance Business

Consolidated actual results

Net premiums earned and policy fees from the individual life insurance business decreased by RMB361 million, or 0.6%, to RMB58,541 million in 2003 from RMB58,902 million in 2002. This decrease was due in part to the restructuring effect as well as a decrease in sales of non-participating endowment products due to a shift toward participating endowment products, which are classified as investment products, offset in part by an increase in sales of whole life products and growth in policy fees.

Pro forma results

Pro forma net premiums earned and policy fee from the individual life insurance business increased by RMB4,626 million, or 12.3%, to RMB42,288 million in 2003 from RMB37,662 million in 2002. This increase was primarily due to an increase in sales of whole life products and growth in policy fees. This was offset in part by a decrease in sales of non-participating endowment products due to a shift toward participating endowment products, which are classified as investment products.

Group Life Insurance Business

Consolidated actual results

Net premiums earned and policy fees from the group life insurance business decreased by RMB161 million, or 21.5%, to RMB588 million in 2003 from RMB749 million in 2002. This decrease was due in part to the effect of the restructuring, as well as a shift away from whole life in favor of products which are classified as investment products. This led to a decrease in premiums earned from risk-type products and a reduction in the level of policy fees on some of the Company’s products due to increased competition.

Pro forma results

Pro forma net premiums earned and policy fees from the group life insurance business decreased by RMB45 million, or 9.4%, to RMB432 million in 2003 from RMB477 million in 2002. This decrease was primarily due to a shift away from whole life products in favor of products which are classified as investment products which led to a decrease in premiums from risk-type products, as well as a reduction in the level of our policy fees on some of our products due to increased competition.

Accident and Health Insurance Business

Consolidated actual results

Net premiums earned from the accident and health insurance business increased by RMB1,314 million, or 19.4%, to RMB8,087 million in 2003 from RMB6,773 million in 2002. Gross written premiums from the accident insurance business decreased by RMB393 million, or 7.5%, to RMB4,880 million in 2003 from RMB5,273 million in 2002 and gross written premiums from the health insurance business increased by RMB1,480 million, or 38.5%, to RMB5,325 million in 2003 from RM 3,845 million in 2002. These changes were primarily due to strong growth in premiums from sales of supplemental medical insurance and other short-term health products. Sales of accident insurance decreased due to increased competition.

Pro forma results

Pro forma net premiums earned from the accident and health insurance business increased by RMB1,478 million, or 22.4%, to RMB8,087 million in 2003 from RMB6,609 million in 2002. Pro forma gross written premiums from the accident insurance business decreased by RMB294 million, or 5.7%, to RMB4,880 million in 2003 from RMB5,174 million in 2002 and pro forma gross written premiums from the health insurance business increased by RMB1,561 million, or 41.5%, to RMB5,325 million in 2003 from RMB3,764 million in 2002. These changes were primarily due to strong growth in premiums from sales of supplemental medical insurance and other short-term health products. Sales of accident insurance decreased due to increased competition.

Net Investment Income

Consolidated actual results

Net investment income increased by RMB1,478 million, or 17.7%, to RMB9,825 million in 2003 from RMB8,347 million in 2002. This increase was primarily due to an overall growth in investment assets during 2003, notwithstanding a one-time drop in the Company’s total investment assets as of September 30, 2003 caused by the de-recognition of assets retained by CLIC in connection with the restructuring and a decrease in investment yield.

As of December 31, 2003, total investment assets were RMB279,248 million and the investment yield for the year ended December 31, 2003 was 3.4% (which includes the investment yield for investment assets held by CLIC through September 30, 2003). As of December 31, 2002, total investment assets were RMB266,463 million and the investment yield for the year ended December 31, 2002 was 3.8%. This decreased reflected a relatively higher level of investments in lower-yielding resale agreements and bank deposits due to limited market capacity.

Pro forma results

Pro forma net investment income increased by RMB2,444 million, or 56.2%, to RMB6,790 million in 2003 from RMB4,346 million in 2002. This increase was primarily due to an overall increase in investment assets, also impacted by a relatively higher level of investments in lower-yielding resale agreements and bank deposits due to limited market capacity.

Net Realized Gains/Losses on Investments

Consolidated actual results

Net realized gains on investments increased by RMB602 million, or 226.3% to RMB868 million from RMB266 million in 2002. This change was due to net realized gains of RMB550 million on debt securities and RMB318 million on securities investment funds in 2003. In 2002, the net realized gain of RMB446 million on debt securities was offset in part by net realized losses of RMB180 million on securities investment funds.

Pro forma results

Pro forma net realized gains on investments were RMB599 million in 2003, compared to RMB140 million in 2002. This change was primarily due to increased net realized gains on equity securities.

Net Unrealized Gains/Losses on Investments

Consolidated actual results

We reflect unrealized gains or losses on investments designated as trading in current period income. The Company’s net unrealized gains on investments in 2003 were RMB247 million, compared to net realized loss of RMB1,067 million in 2002. The results in 2003 reflected unrealized gains on securities investment funds as of December 31, 2003 resulting from favorable conditions in the equity market in 2003, compared to a steep fall in the equity market in 2002.

Pro forma results

Pro forma net unrealized gains on investments were RMB254 million in 2003, compared to net unrealized losses on investments of RMB560 million in 2002. This change reflected unrealized capital gains on securities investment funds due to favorable conditions in the equity markets.

Deposits and Policy Fees

Consolidated actual results

Deposits are gross additions to policyholder contract deposits. Total deposits increased by RMB 26,627 million, or 41.2%, to RMB91,201 million in 2003 from RMB64,574 million in 2002. Policy fees increased by RMB1,086 million, or 21.7%, to RMB6,096 million in 2003 from RMB5,010 million in 2002. These increases were primarily due to increased sales of participating products in both the individual life insurance business and group life insurance business, offset in part by the effect of restructuring.

Total deposits attributable to the transferred and new policies increased by RMB28,863 million, or 49.3%, to RMB87,435 million in 2003 from RMB58,572 million in 2002. Policy fees (attributable to the transferred and new policies) increased by RMB1,349 million, or 32.1%, to RMB5,557 million in 2003 from RMB4,208 million in 2002. These increases were primarily due to increased sales of participating products in both the individual life insurance business and group life insurance business.

Total deposits from participating products increased by RMB27,986 million, or 53.4%, to RMB80,376 million in 2003 from RMB52,390 million in 2002. Total policy fees from participating products increased to RMB4,214 million in 2003 from RMB2,563 million in 2002.

Individual Life Insurance Business

Consolidated actual results

Deposits in the individual life insurance business increased by RMB21,654 million, or 37.1%, to RMB79,962 million in 2003 from RMB58,308 million in 2002. Policy fees from the individual life insurance business increased by RMB1,135 million, or 24.5%, to RMB5,768 million in 2003 from RMB4,633 million in 2002. These increases reflected increased sales of participating endowment products offset in part by the effect of restructuring.

Deposits in the individual life insurance business attributable to the transferred and new policies increased by RMB24,978 million, or 47.7%, to RMB77,318 million in 2003 from RMB52,340 million in 2002. Policy fees from the individual life insurance business (attributable to the transferred and new policies) increased by RMB1,305 million, or 32.0%, to RMB5,380 million in 2003 from RMB4,075 million in 2002. These increases were primarily due to increased sales of participating endowment products.

Group Life Insurance Business

Consolidated actual results

Deposits in the group life insurance business increased by RMB4,973 million, or 79.4%, to RMB 11,239 million in 2003 from RMB6,266 million in 2002. Policy fees from the group life insurance business decreased by RMB49 million, or 13.0%, to RMB328 million in 2003 from RMB377 million in 2002. These changes were primarily due to an increase of sales of participating annuity products, offset in part by a reduction in the level of policy fees on some of the Company’s products due to increased competition, the fact that policy fees are no longer required to be paid on some of the non-transferred policies under the terms of the policies and the effect of the restructuring.

Deposits in the group life insurance business attributable to the transferred and new policies increased by RMB3,885 million, or 62.3%, to RMB10,117 million in 2003 from RMB6,232 million in 2002. Policy fees from the group life insurance business (attributable to the transferred and new policies) increased by RMB44 million, or 33.1%, to RMB177 million in 2003 from RMB133 million in 2002. These increases were due to—increased sales of participating annuity products, offset in part by a reduction in the level of policy fees on some of the Company’s products due to increased competition.

Accident and Health Insurance Business

There are no deposits in the Company’s accident and health insurance business.

Insurance Benefits and Claims

Consolidated actual results

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB99 million, or 0.2%, to RMB56,536 million in 2003 from RMB56,437 million in 2002. This increase was due to the increase in business volume offset in part by the effect of restructuring. Life insurance death and other benefits increased by RMB1,560 million, or 22.3%, to RMB8,570 million in 2003 from RMB7,010 million in 2002. This increase was principally due to an increase in the number of policies in force. Life insurance death and other benefits as a percentage of gross written premiums and policy fees increased to 12.4% in 2003 from 10.2% in 2002.

Insurance benefits and claims, net of amounts ceded through reinsurance (attributable to participating products) increased by RMB7 million, or 0.1%, to RMB13,982 million in 2003 from RMB13,975 million in 2002. Of these insurance benefits and claims attributable to participating products, life insurance death and other benefits increased to RMB536 million in 2003 from RMB132 million in 2002 and the increase in future life policyholder benefits decreased by RMB397 million, or 2.9%, to RMB13,446 million in 2003 from RMB13,843 million in 2002.

Pro forma results

Pro forma insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB3,933 million, or 12.6%, to RMB35,213 million in 2003 from RMB31,280 million in 2002. This increase was primarily due to an increase in insurance benefits and claims in the individual life insurance business as a result of an increase in business volume.

Of this amount, life insurance death and other benefits increased by RMB1,510 million, or 65.4%, to RMB3,818 million in 2003 from RMB2,308 million in 2002, accident and health claims and claim adjustment expenses increased by RMB829 million, or 20.5%, to RMB4,882 million in 2003 from RMB4,053 million in 2002 and the increase in future life policyholder benefits decreased by RMB1,594 million, or 6.4%, to RMB26,513 million in 2003 from RMB24,919 million in 2002. The increase in pro forma life insurance death and other benefits was primarily due to an increase in the number of policies in force. Pro forma life insurance death and other benefits, as a percentage of pro forma gross written premiums and policy fees, were 7.2% in 2003, an increase from 4.9% in 2002.

Individual Life Insurance Business

Consolidated actual results

Insurance benefits and claims for the individual life insurance business increased by RMB208 million, or 0.4%, to RMB50,947 million in 2003 from RMB50,739 million in 2002. This increase was due to the increase in business volume during the period offset in part by the effect of restructuring. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB2,492 million, or 47.4%, to RMB7,744 million in 2003 from RMB5,252 million in 2002 and the increase in future life policyholder benefits decreased by RMB2,284 million, or 5.0%, to RMB43,203 million in 2003 from RMB45,487 million in 2002.

Pro forma results

Pro forma insurance benefits and claims for the individual life insurance business increased by RMB3,149 million, or 11.8%, to RMB29,946 million in 2003 from RMB26,797 million 2002. This increase was primarily due to increase in business volume during the period. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB1,456 million, or 77.0%, to RMB3,348 million in 2003 from RMB1,892 million in 2002. This increase was primarily due to two types of policies, which the Company started to sell in 2000 and which pay benefits to policyholders every three years. The pro forma increase in future life policyholder benefits increased by RMB1,692 million, or 6.8%, to RMB26,598 million in 2003 from RMB 24,906 million in 2002.

Group Life Insurance Business

Consolidated actual results

Insurance benefits and claims for the group life insurance business decreased by RMB915 million, or 56.4%, to RMB707 million in 2003 from RMB1,622 million in 2002. This decrease was due to the effect of the restructuring and a decrease in business volume. Of these insurance benefits and claims, life insurance death and other benefits decreased by RMB909 million, or 52.4%, to RMB826 million in 2003 from RMB1,735 million in 2002 and the increase in future life policyholder benefits decreased by RMB119 million in 2003, compared with a decrease of RMB113 million in 2002.

Pro forma results

Pro forma insurance benefits and claims for the group life insurance business decreased by RMB24 million, or 5.9%, to RMB385 million in 2003 from RMB409 million in 2002. This decrease was primarily due to a decrease in business volume. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB74 million, or 18.7%, to RMB470 million in 2003 from RMB396 million in 2002 and the increase in future life policyholder benefits decreased by RMB85 million in 2003, compared with an increase of RMB13 million in 2002.

Accident and Health Insurance Business

Consolidated actual results

Insurance benefits and claims for the accident and health insurance business increased by RMB806 million, or 19.8%, to RMB4,882 million in 2003 from RMB4,076 million in 2002. Of these amounts, accident and health claims and claim adjustment expenses increased by RMB 829 million, or 20.5%, to RMB4,882 million in 2003 from RMB4,053 million in 2002 and life insurance death and other benefits (comprised of long-term health benefits) was less than RMB 1 million in 2003 compared to RMB 23 million in 2002. These changes were primarily due to the increase in business volume in the health insurance business offset in part by a decrease of average claim rate of health insurance business.

Pro forma results

Pro forma insurance benefits and claims for the accident and health insurance business increased by RMB809 million, or 19.9%, to RMB4,882 million in 2003 from RMB4,073 million in 2002. This increase was primarily due to the increase in business volume in the health insurance business offset in part by a decrease of average claim rate of health insurance business. Of these pro forma insurance benefits and claims, pro forma accident and health claims and claim adjustment expenses increased by RMB829 million, or 20.5%, to RMB4,882 million in 2003 from RMB4,053 million in 2002 and pro forma life insurance death and other benefits (comprised of long-term health benefits) were nil in 2003, compared to RMB20 million in 2002.

Policyholder Dividends and Participation in Profits

Consolidated actual results

Policyholder dividends and participation in profits increased by RMB566 million, or 88.3%, to RMB1,207 million in 2003 from RMB641 million in 2002. Virtually all of these amounts were attributable to the transferred and new policies because our predecessor only began to sell participating products in 2000. This increase was primarily due to an increase in the overall amount of participating policies in force.

Pro forma results

Pro forma policyholder dividends and participation in profits increased by RMB569 million, or 89.2%, to RMB1,207 million in 2003 from RMB638 million in 2002. This increase was primarily due to an increase in the overall amount of participating policies in force.

Amortization of Deferred Policy Acquisition Costs

Consolidated actual results

Amortization of deferred policy acquisition costs reflects the amortization of deferred policy acquisition costs attributable to the transferred and new policies. The majority of acquisition costs attributable to the transferred and new policies are deferrable. Amortization of deferred policy acquisition costs increased by RMB1,191 million, or 31.1%, to RMB5,023 million in 2003 from RMB3,832 million in 2002. This increase was primarily due to the increase in number and overall amount of policies in force.

Pro forma results

Pro forma amortization of deferred policy acquisition costs increased by RMB1,191 million, or 31.1%, to RMB5,023 million 2003 from RMB3,832 million in 2002. This increase was primarily due to the increase in number and overall amount of policies in force.

Underwriting and Policy Acquisition Costs

Consolidated actual results

Underwriting and policy acquisition costs primarily reflect acquisition costs attributable to non-transferred policies in the individual life insurance business and group life insurance business, as well as non-deferrable portion of the acquisition costs attributable to transferred and new policies. Underwriting and policy acquisition costs decreased by RMB367 million, or 22.1%, to RMB1,294 million in 2003 from RMB1,661 million in 2002. Underwriting and policy acquisition costs were 1.91% of net premiums earned and policy fees in 2003, compared with 2.5% in 2002.

Of this amount, underwriting and policy acquisition costs in the individual life insurance business and group life insurance business together decreased by RMB370 million, or 29.4%, to RMB890 million in 2003 from RMB1,260 million in 2002. This decrease was primarily due to the effect of the restructuring. In addition, this decrease reflected declining commissions attributable to the non-transferred policies, since commissions generally decrease as policies are renewed in successive years. Underwriting and policy acquisition costs in the accident and health insurance business increased by RMB3 million, or 0.7%, to RMB404 million in 2003 from RMB401 million in 2002. This increase was primarily due to the increase in business volume during the period.

Pro forma results

Pro forma underwriting and policy acquisition costs primarily reflect the non-deferrable portion of acquisition costs attributable to insurance policies. Pro forma underwriting and policy acquisition costs increased by RMB267 million, or 48.1%, to RMB822 million in 2003 from RMB555 million in 2002. This increase was primarily due to the increase in business volume during the period.

Administrative Expenses

Consolidated actual results

Administrative expenses include the non-deferrable portion of policy acquisition costs attributable to the transferred and new policies, as well as compensation and other administrative expenses. Administrative expenses increased by RMB700 million, or 11.4%, to RMB6,862 million in 2003 from RMB6,162 million in 2002. This increase primarily reflected the increase in business volume, offset in part by the effect of the restructuring.

Pro forma results

Pro forma administrative expenses include the non-deferrable portion of policy acquisition costs attributable to the insurance policies as well as compensation and other administrative expenses. Pro forma administrative expenses increased by RMB420 million, or 7.1%, to RMB6,326 million in 2003 from RMB5,906 million in 2002. This increase was primarily due to the increase in business volume.

Other Operating Expenses

Consolidated actual results

Other operating expenses, which primarily consist of employee housing benefits and expenses of non-core businesses (which includes investments in property, hotels and other operations through subsidiaries), increased by RMB238 million, or 37.5%, to RMB872 million in 2003 from RMB634 million in 2002. This increase primarily reflected a revaluation of investment properties and the resulting impact on the profit and loss accounts offset in part by the effect of the restructuring described above. Investment properties are valued at intervals of not more than three years by independent valuers; in each of the intervening years valuations are undertaken by professionally qualified executives within the company. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings.

Pro forma results

Pro forma other operating expenses, which consist of employee housing benefits and legal and regulatory costs, decreased by RMB63 million, or 14.7%, to RMB367 million in 2003 from RMB430 million 2002. This decrease was primarily due to reduced losses on sales of employee housing, which has been phased out in accordance with PRC law.

Interest Credited to Policyholder Contract Deposits

Consolidated actual results

Interest credited to policyholder contract deposits increased by RMB 165 million, or 2.3%, to RMB7,260 million in 2003 from RMB7,095 million in 2002. This increase primarily reflected an increase in the total policyholder account balance offset in part by the effect of the restructuring. Interest credited to participating policyholder contract deposits increased to RMB2,235 million in 2003 from RMB922 million in 2002.

Pro forma results

Pro forma interest credited to policyholder contract deposits increased by RMB1,352 million, or 86.2%, to RMB2,920 million in 2003 from RMB1,568 million in 2002. This increase was primarily due to an increase in the total policyholder account balance.

Net Profit/Loss

On a consolidated basis, the net loss was RMB1,428 million in 2003, an improvement from a net loss of RMB2,250 million in 2002. On a pro forma basis, net profit increased by RMB1,333 million, or 29.5%, to RMB5,857 million in 2003 from RMB4,524 million in 2002.

Individual Life Insurance Business

On a consolidated basis, the net loss in the individual life insurance business was RMB208 million in 2003, an improvement from a net loss of RMB1,070 million in 2002. This result was primarily due to the increased impact of the more profitable transferred and new policies in the individual life business following the restructuring.

Group Life Insurance Business

On a consolidated basis, the net loss in the group life insurance business was RMB1,263 million in 2003, an improvement from a net loss of RMB2,475 million in 2002. This result was primarily due to the increased impact of the more profitable transferred and new policies in the group life business following the restructuring.

Accident and Health Insurance Business

On a consolidated basis, the net profit in the accident and health insurance business increased by RMB190 million, or 16.0%, to RMB1,380 million in 2003 from RMB1,190 million in 2002. Profitability increased due primarily to the rapid increase in health premiums, which was not yet reflected in claim experience. The overall performance of the accident insurance business, despite the decrease in premiums, remained strong, while the performance of the health insurance business was relatively weaker.

Insurance Solvency Requirements

In March 2003, the CIRC introduced a new standard, the solvency ratio, to measure the financial soundness of insurance companies to provide better policyholder protection under the current regulatory system. The following table shows the Company’s solvency ratio as at December 31, 2003:

As at December 31, 2003
(RMB in millions, except percentage data)
Actual solvency	50,948
Minimum solvency	12,906
Solvency ratio	395%

The Company’s solvency level as at December 31, 2003 was approximately 3.95 times the minimum regulatory requirement.

Liquidity and Capital Resources

As at December 31, 2003, the amount of cash and cash equivalents was RMB42,616 million. In addition, substantially all of the Company’s term deposits with banks allow the Company to withdraw funds on deposit, subject to a penalty interest charge. As at December 31, 2003, the amount of term deposits was RMB137,192 million. As at December 31, 2003, investments in fixed maturity securities had a fair value of RMB70,604 million. As at December 31, 2003, investments in equity securities, primarily through securities investment funds, had a fair value of RMB10,718 million.

Consolidated Cash Flows

Net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities for 2003 were all significantly affected by the divestiture of the operations and business (including the operations and businesses attributable to the transferred policies) retained by CLIC as at September 30, 2003.

Net cash provided by operating activities was RMB38,510 million in the year ended December 31, 2003, a decrease from RMB44,059 million in the year ended December 31, 2002. This decrease was primarily due to a change in working capital which used cash in the year ended December 31, 2003, compared with providing cash in the year ended December 31, 2002. Net cash provided by operating activities was RMB44,059 million in 2002, an increase from RMB33,833 million in 2001. The increase in cash provided by operating activities over both of these periods was primarily due to the rapid growth in new policies, and the lag time between receipt of premium income and the payment of claims under those policies.

Net cash used in investing activities was RMB105,166 million in the year ended December 31, 2003, RMB95,898 million in the year ended December 31, 2002 and RMB51,964 million in the year ended December 31, 2001. The increase in cash used in investing activities over all of these periods was primarily due to the growth in premiums and deposits, particularly those relating to sales of participating products, which are classified as investment-type products.

Net cash provided by financing activities was RMB94,743 million in the year ended December 31, 2003, RMB48,513 million in the year ended December 31, 2002 and RMB12,711 million in the year ended December 31, 2001. The increase in cash provided by financing activities over all of these periods was primarily due to the growth in premiums and deposits, particularly those relating to sales of participating products, which are classified as investment-type products and are therefore attributed to financing activities. In addition, the Company’s global share offering in December 2003 provided cash proceeds of RMB24,707 million. As of December 2003, the cash proceeds from the global share offering were held in bank deposit accounts. We expect to use such proceeds for general corporate purposes and to strengthen our capital base.

Employees

The Company had a workforce of 66,886 employees and approximately 655,000 exclusive agents as at 31 December 2003.

Recent Developments

On January 30, 2004, the Audit General of the National Audit Office of China (the “CNAO”) announced that it had carried out an audit review of the financial statements of CLIC, our predecessor. The CNAO audit decision, dated March 30, 2004, which covers the balance sheet and income statement of CLIC for 2002, found that (i) there had been irregular use of RMB 2,368 million of insurance funds, and irregular operations involving RMB2,374 million in the use of agents that was not in compliance with regulations and overpayment of surrender value by some branches of CLIC, including the use of agents not legally qualified in the insurance business, changes in premium rates and the scope of coverage without proper approval, and overpayment of surrender value and annuity payments when due; (ii) certain branches of CLIC had overstated or understated expenses and income resulting in the underpayment of taxes in the amount of RMB 1.3 million; (iii) certain branches of CLIC maintained “unauthorized reserves” which involved an accumulated amount of RMB 32.3 million, among which RMB 11.1 million had been accumulated after 2001; and (iv) CLIC had failed to pay taxes when due in an amount of RMB 43.1 million.

CLIC was directed to pay a total of approximately RMB 67.5 million (approximately US$ 8.15 million), including RMB 9.2 million of business taxes and surcharges, RMB 10.0 million of income taxes, RMB 37.3 million of other taxes and RMB 11.1 million in fines. The decision requires CLIC to rectify the irregular use of reinsurance funds and irregular operations described in section (i) above, and to submit a report on such rectification by May 31, 2004. The audit decision also requires CLIC make such changes to its books and accounts described in section (ii) and (iii) above to correct accounting entries regarding overstatement and understatement of expenses and income addressed in the report, and to submit reports on such adjustments to the CNAO. An appeal to the CNAO may be taken within 60 days of the date of CLIC’s receipt of the audit decision. The Company will review the changes and adjustments made by CLIC in response to the audit decision in order to evaluate their impact on our operations.

On or about March 16, 2004 a complaint was filed in the United States District Court for the Southern District of New York alleging violations of the U.S. Securities Exchange Act of 1934 by China Life and certain of its officers and directors in connection with failure to fully disclose the audit review by the CNAO of CLIC. Three additional similar complaints have subsequently been filed against these same defendants. The complaints seek to recover damages on behalf of a purported class of persons who purchased the company’s publicly traded securities between December 22, 2003 and February 3, 2004. Each complaint seeks an award of damages in an unspecified amount, plus expert and attorneys’ fees. As of the date hereof, none of the four complaints has yet been served and, accordingly, the Company’s time to respond thereto has not yet begun to run. In connection with these complaints, the Company has engaged U.S. counsel to contest the complaints vigorously on behalf of the Company.

Corporate Governance

The Company enhanced its corporate governance structure and established an effective system of checks and balances by forming specialized committees under the Board of Directors. In addition, the Board of Directors appointed two independent non-executive directors.

2004 Outlook

Following its establishment, 2004 marks a very important year for China Life. The Company will continue to strive for the highest quality of service for policyholders, to maximize returns for shareholders, and to nurture the development of employees. The individual insurance business will continue to play a key role in business development while the group insurance business will focus on scale and profits. The Company will further expand its intermediary networks. Enhancing risk controls will be a key area of focus for the health insurance business. The Company will develop new products and seek new business opportunities. China Life will continue to focus on its key city strategy to maintain its leading market position. Furthermore the Company will further strengthen staff training and continue to enhance the capabilities of its employees.

- End -

Forward-looking statements:

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 21E of the US. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Registration Statement on Form F-1 for its initial public offering (333-110615) and in the Company’s other filings with the SEC.)

About China Life Insurance Company Limited

China Life Insurance Company Limited (SEHK: 2628 HK; NYSE: LFC US), is the leading life insurance company in China and one of the largest asset management and institutional investors in the domestic insurance industry. The Company sells products and services through the most extensive distribution network of exclusive agents, direct sales representatives and dedicated and non-dedicated agencies throughout China. The Company provides annuity products and services for individuals and groups, as well as accident and health insurance. As at December 31, 2003, the Company had over 48 million individual and group life insurance policies, annuity products, and long-term health insurance policies in force. On

December 17 and 18, 2003, the Company successfully listed on the New York Stock Exchange and the Hong Kong Stock Exchange respectively. The Company was also elected as Asia’s best insurance company in 2003 by Euromoney magazine.

Issued by Citigate Dewe Rogerson for and on behalf of China Life Insurance Company Limited.

For further information, please contact:

Media Enquiries

English

Mr. Bruce Shu

Citigate Dewe Rogerson

Tel: +8610 8525 2220 (Friday 23 April Only)

Tel: +852 9132 2906 Fax: +852 2524 5599 (Regular contact number)

E-mail: bruce.shu@citigatedr-hk.com

Mr. John McInerney

Citigate Financial Intelligence

Tel: +201 499 3535 Fax: +201 499 3600 (Regular contact number)

E-mail: john.mcinerney@citigatefi.com

Putonghua

Mr. Lan YaDong

China Life Insurance Company Limited

Tel: +8610 8525 2219 (Friday 23 April Only)

Tel: +8610 8565 9307 Fax: +8610 8525 2231 (Regular contact number)

E-mail: lanyd@chinalife.com.cn

Cantonese

Ms. Sukyi Yau

Citigate Dewe Rogerson

Tel: +852 2533 4622 Fax: +852 2524 5599 (Regular contact number)

E-mail: sukyi.yau@citigatedr-hk.com

Investor & Analyst Enquiries

Mr. Cao QingYang

China Life Insurance Company Limited

Tel: +8610 8525 2217 (Friday 23 April Only)

Tel: +8610 8525 2107 Fax: +8610 8525 2232 (Regular contact number)

E-mail: caoqingyang@chinalife.com.cn

Consolidated Profit and Loss Account

For the year ended 31 December 2003

	2003		2002
	RMB million		RMB million
REVENUES
Gross written premiums and policy fees	69,334		68,769
Less: premiums ceded to reinsurers	(1,571)		(1,869)

Net written premiums and policy fees	67,763		66,900
Net change in unearned premium reserves	(547)		(476)

Net premiums earned and policy fees	67,216		66,424

Net investment income	9,825		8,347
Net realised gain on investments	868		266
Net unrealised gain/(loss) on trading securities	247		(1,067)
Other income	727		338

Total revenues	78,883		74,308

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	(8,570)		(7,010)
Accident and health claims and claim adjustment expenses	(4,882)		(4,053)
Increase in future life policyholder benefits	(43,084)		(45,374)
Interest credited to policyholder contract deposits	(7,260)		(7,095)
Policyholder dividends and participation in profits	(1,207)		(641)
Amortisation of deferred policy acquisition costs	(5,023)		(3,832)
Underwriting and policy acquisition costs	(1,294)		(1,661)
Administrative expenses	(6,862)		(6,162)
Other operating expenses	(872)		(634)
Interest expense on bank borrowings	(7)		(7)
Statutory insurance levy	(85)		(73)

Total benefits, claims and expenses	(79,146)		(76,542)

Loss before income tax expenses and minority interests	(263)		(2,234)
Income tax expenses	(1,180)		(14)

Loss before minority interests	(1,443)		(2,248)
Minority interests	15		(2)

Loss attributed to shareholders	(1,428)		(2,250)

Dividends	—		—

Basic and diluted loss per share	RMB	(0.07)	RMB	(0.11)

Consolidated Balance Sheet

For the year ended 31 December 2003

	2003	2002
	RMB million	RMB million
ASSETS
Investments
Fixed maturity securities	70,604	76,337
Held-to-maturity securities, at amortised cost	—	1,220
Non-trading securities, at estimated fair value	70,604	75,117
Equity securities	10,718	12,171
Non-trading securities, at estimated fair value	5,550	8,101
Trading securities, at estimated fair value	5,168	4,070
Term deposits	137,192	123,675
Statutory deposits – restricted	4,000	991
Investments in associated companies	—	2,035
Policy loans	116	106
Securities purchased under agreements to resell	14,002	36,388
Other	—	231
Cash and cash equivalents	42,616	14,529

	279,248	266,463

Other assets
Accrued investment income	2,875	4,198
Premiums receivables	2,801	1,757
Reinsurance assets	997	1,224
Deferred policy acquisition costs	24,868	18,084
Property, plant and equipment, net	12,008	18,457
Other	5,923	3,587

	49,472	47,307

Total assets	328,720	313,770

	2003	2002
	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities

Future life policyholder benefits	82,718	305,363

Policyholder contract deposits and other funds	154,731	156,273

Unearned premium reserves	5,382	5,036

Reserves for claims and claim adjustment expenses	814	879

Annuity and other insurance balances payable	638	8,057

Premiums received in advance	2,407	1,767

Policyholder deposits	—	592

Policyholder dividends payable	1,916	688

Securities sold under agreements to repurchase	6,448	3,602

Bank borrowings	—	313

Provision	—	445

Other liabilities	6,891	4,716

Deferred tax liabilities	3,686	—

Statutory insurance fund	333	1,337

Total liabilities	265,964	489,068

Contingencies and commitments

Minority interests	320	165

Shareholders’ equity

Share capital	26,765	—

Reserves	34,051	1,430

Retained earnings/(Accumulated loss)	1,620	(176,893)

Proposed final dividend	—	—

Total shareholders’ equity	62,436	(175,463)

Total liabilities and equity	328,720	313,770

Pro Forma Consolidated Profit and Loss Account

For the year ended 31 December 2003

	Historical	Adjustments	Pro Forma
	RMB million	RMB million	RMB million
Pro Forma Consolidated Profit and Loss Accounts Data
H.K. GAAP
Revenues
Gross written premiums and policy fees	69,334	(16,409)	52,925
Less: premiums ceded to reinsurers	(1,571)	—	(1,571)

Net written premiums and policy fees	67,763	(16,409)	51,354
Net change in unearned premium reserves	(547)	—	(547)

Net premiums earned and policy fees	67,216	(16,409)	50,807
Net investment income	9,825	(3,035)	6,790
Net realized gains/(losses) on investments	868	(269)	599
Net unrealised gains on investments	247	7	254
Other income	727	1,265	1,992
		(54)
		1,284
		35

Total revenues	78,883	(18,441)	60,442

	For the year ended December 31, 2003
	Historical	Adjustments	Pro Forma
	RMB million	RMB million	RMB million
Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(8,570)	4,752	(3,818)
Accident and health claims and claim adjustment expenses	(4,882)	—	(4,882)
Increase in future life policyholder benefits	(43,084)	16,571	(26,513)
Policyholder dividends and participation in profits	(1,207)	—	(1,207)
Amortization of deferred policy acquisition costs	(5,023)	—	(5,023)
Underwriting and policy acquisition costs	(1,294)	472	(822)
Administrative expenses	(6,862)	536	(6,326)
		65
		208
		327
		(64)
Other operating expenses	(872)	505	(367)
Interest expense on bank borrowings	(7)	7	—
Interest credited to policyholder contract deposits	(7,260)	4,340	(2,920)
Statutory insurance levy	(85)	—	(85)

Total benefits, claims and expenses	(79,146)	27,183	(51,963)

Profit/(loss) before income tax expense and minority interest	(263)	8,742	8,479
Income tax expense	(1,180)	(1,402)	(2,582)

Profit/(loss) before minority interests	(1,443)	7,340	5,897

	For the year ended December 31, 2003
	Historical	Adjustments	Pro Forma
	RMB million	RMB million	RMB million
Minority interests	15	(15)	—
		(40)	(40)

Net profit/(loss)	(1,428)	7,285	5,857

Pro Forma Consolidated Profit and Loss Account

For the year ended 31 December 2002

	Historical	Adjustments	Pro Forma
	RMB million	RMB million	RMB million
Pro Forma Consolidated Profit and Loss Accounts Data
H.K. GAAP
Revenues
Gross written premiums and policy fees	68,769	(21,692)	47,077
Less: premiums ceded to reinsurers	(1,869)	4	(1,865)

Net written premiums and policy fees	66,900	(21,688)	45,212
Net change in unearned premium reserves	(476)	12	(464)

Net premiums earned and policy fees	66,424	(21,676)	44,748
Net investment income	8,347	(4,001)	4,346
Net realized gains/(losses) on investments	266	(126)	140
Net unrealised gains/(losses) on investments	(1,067)	507	(560)
Other income	338	1,728	2,066
		(106)
		1,792
		42

Total revenues	74,308	(23,568)	50,740

	For the year ended December 31, 2002
	Historical	Adjustments	Pro Forma
	RMB million	RMB million	RMB million
Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(7,010)	4,702	(2,308)
Accident and health claims and claim adjustment expenses	(4,053)	—	(4,053)
Increase in future life policyholder benefits	(45,374)	20,455	(24,919)
Policyholder dividends and participation in profits	(641)	3	(638)
Amortisation of deferred policy acquisition costs	(3,832)	—	(3,832)
Underwriting and policy acquisition costs	(1,661)	1,106	(555)
Administrative expenses	(6,162)	256	(5,906)
		20
		35
		328
		(127)
Other operating expenses	(634)	204	(430)
Interest expense on bank borrowings	(7)	7	—
Interest credited to policyholder contract deposits	(7,095)	5,527	(1,568)
Statutory insurance levy	(73)		(73)

Total benefits, claims and expenses	(76,542)	32,260	(44,282)

Profit/(loss) before income tax expense and minority interest	(2,234)	8,692	6,458
Income tax expense	(14)	(1,890)	(1,904)

Profit/(loss) before minority interests	(2,248)	6,802	4,554

	For the year ended December 31, 2002
	Historical	Adjustments	Pro Forma
	RMB million	RMB million	RMB million
Minority interests	(2)	2	—
		(30)	(30)

Net profit/(loss)	(2,250)	6,774	4,524